UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Regado Biosciences, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

75874Q107

(CUSIP Number)

Raphaël Wisniewski

c/o Edmond de Rothschild Investment Partners

47, rue du Faubourg Saint-Honoré

75008 Paris

France

Tel + 33 1 40 17 31 44

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 27, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 75874Q107	Page 2 of 8 Pages

1.	Names of reporting persons I.R.S. identification nos. of above persons (entities only) BioDiscovery 3, FCPR
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization France
Number of shares beneficially owned by each reporting person with	7.

Sole voting power

2,407,271, except that Edmond de Rothschild Investment Partners, as the management company of BioDiscovery 3 FCPR, may be deemed to have sole voting power,
Mr. Passy and Mr. Wisniewski, respectively president and partner of Edmond de Rothschild Investment Partners may be deemed to have shared power to vote these shares.

	8.	Shared voting power See Row 7.
9.

Sole dispositive power

2,407,271, except that Edmond de Rothschild Investment Partners, as the management company of BioDiscovery 3 FCPR, may be deemed to have sole dispositive power,
Mr. Passy and Mr. Wisniewski, respectively president and partner of Edmond de Rothschild Investment Partners may be deemed to have shared power to dispose of these shares.

	10.	Shared dispositive power See Row 9.
11.	Aggregate amount beneficially owned by each reporting person 2,407,271
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 11.8%
14.	Type of reporting person (see instructions) CO

13D

CUSIP No. 75874Q107	Page 3 of 8 Pages

1.	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Edmond de Rothschild Investment Partners
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization France
Number of shares beneficially owned by each reporting person with	7.

Sole voting power

2,407,271 shares held by BioDiscovery 3 FCPR. Edmond de Rothschild Investment Partners, as the management company of BioDiscovery 3 FCPR, may be deemed to have sole voting power, Mr. Passy and Mr. Wisniewski, respectively president and partner of Edmond de Rothschild Investment Partners may be deemed to have shared power to vote these shares.

	8.	Shared voting power See Row 7.
9.

Sole dispositive power

2,407,271 shares held by BioDiscovery 3 FCPR. Edmond de Rothschild Investment Partners, as the management company of BioDiscovery 3 FCPR, may be deemed to have sole dispositive power, Mr. Passy and Mr. Wisniewski, respectively president and partner of Edmond de Rothschild Investment Partners may be deemed to have shared power to dispose of these shares.

	10.	Shared dispositive power See Row 9.
11.	Aggregate amount beneficially owned by each reporting person 2,407,271
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 11.8%
14.	Type of reporting person (see instructions) CO

13D

CUSIP No. 75874Q107	Page 4 of 8 Pages

1.	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Pierre-Michel Passy
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization France
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
8.

Shared voting power

2,407,271 held by BioDiscovery 3 FCPR. Edmond de Rothschild Investment Partners, as the management company of BioDiscovery 3 FCPR, may be deemed to have sole voting power, Mr. Passy and Mr. Wisniewski, respectively president and partner of Edmond de Rothschild Investment Partners may be deemed to have shared power to vote these shares.

	9.	Sole dispositive power 0
10.

Shared dispositive power

2,407,271 shares held by BioDiscovery 3 FCPR. Edmond de Rothschild Investment Partners, as the management company of BioDiscovery 3 FCPR, may be deemed to have sole dispositive power, Mr. Passy and Mr. Wisniewski, respectively president and partner of Edmond de Rothschild Investment Partners may be deemed to have shared power to dispose of these shares.

11.	Aggregate amount beneficially owned by each reporting person 2,407,271
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 11.8%
14.	Type of reporting person (see instructions) IN

13D

CUSIP No. 75874Q107	Page 5 of 8 Pages

1.	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Raphaël Wisniewski
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization France
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
8.

Shared voting power

2,407,271 held by BioDiscovery 3 FCPR. Edmond de Rothschild Investment Partners, as the management company of BioDiscovery 3 FCPR, may be deemed to have sole voting power, Mr. Passy and Mr. Wisniewski, respectively president and partner of Edmond de Rothschild Investment Partners may be deemed to have shared power to vote these shares.

	9.	Sole dispositive power 0
10.

Shared dispositive power

2,407,271 shares held by BioDiscovery 3 FCPR. Edmond de Rothschild Investment Partners, as the management company of BioDiscovery 3 FCPR, may be deemed to have sole dispositive power, Mr. Passy and Mr. Wisniewski, respectively president and partner of Edmond de Rothschild Investment Partners may be deemed to have shared power to dispose of these shares.

11.	Aggregate amount beneficially owned by each reporting person 2,407,271
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 11.8%
14.	Type of reporting person (see instructions) IN

13D

CUSIP No. 75874Q107	Page 6 of 8 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to the Common stock, $0.001 par value per share (the “Common Stock”) of Regado Biosciences, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 120 Mountain View Boulevard, Basking Ridge, New Jersey 07920

Item 2.	Identity and Background.

This Schedule 13D is being filed by BioDiscovery 3, FCPR (“BioDiscovery 3”), Edmond de Rothschild Investment Partners, S.A.S. (“Edmond de Rothschild”), Pierre-Michel Passy and Raphaël Wisniewski (collectively, the “Reporting Persons”).

The shares of Common Stock are directly held by BioDiscovery 3. Edmond de Rothschild is the management company for BioDiscovery 3 and may be deemed to beneficially own the shares of Common Stock. Pierre-Michel Passy is president of Edmond de Rothschild and may be deemed to beneficially own the shares of Common Stock. Raphaël Wisniewski is a partner at Edmond de Rothschild and a member of the board of directors of the Issuer and may be deemed to beneficially own the shares of Common Stock. Edmond de Rothschild, Mr. Passy and Mr. Wisniewski disclaim beneficial ownership of these securities, except to the extent of their respective pecuniary interest therein, and this report is not an admission that either Edmond de Rothschild or Mr. Passy or Mr. Wisniewski is the beneficial owner of such securities.

BioDiscovery 3 and Edmond de Rothschild are organized in France. The principal business of BioDiscovery 3 is making venture capital investments in companies developing biotechnology, molecular diagnostics and medical technology products. The principal business of Edmond de Rothschild is managing and advising private equity funds.

Pierre-Michel Passy is a citizen of France. The principal occupation for Mr. Passy is to serve as president of Edmond de Rothschild.

Raphaël Wisniewski is a citizen of France. The principal occupation for Mr. Wisniewski is to serve as a partner at Edmond de Rothschild.

The business address for each of the Reporting Persons is c/o Edmond de Rothschild Investment Partners -47, rue du Faubourg Saint-Honoré – 75008 Paris – France

During the past five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source or Amount of Funds or Other Consideration.

On August 22, 2013, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer (File No. 333-188209) in connection with its initial public offering of 10,750,000 shares of Common Stock (the “IPO”) was declared effective. The closing of the IPO took place on August 27, 2013, and at such closing BioDiscovery 3 purchased 1,215,708 Common Stock in the IPO at the initial public offering price of $4.00 per share. The source of funds for such purchase was the working capital of BioDiscovery 3. In addition, upon the closing of the IPO, 17,066,243 shares of Series D Preferred Stock held by BioDiscovery 3 converted into 1,021,930 shares of Common Stock and 2,832,872 shares of Series E Preferred Stock held by BioDiscovery 3 converted into 169,633 shares of Common Stock.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Issuer’s Common Stock for investment purposes. The Reporting Persons do not have any plans or proposals that relate to or would result in any of the matters listed in Items 4(a) to 4(j) of Schedule 13D. The Reporting Persons reserve the right to acquire additional securities of the Issuer, to dispose of such securities at any time, or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities.

Item 5.	Interest in Securities of the Issuer.

(a) BioDiscovery 3 is the record holder of 2,407,271 shares of the Issuer’s Common Stock, or approximately 11.8% of the Issuer’s Common Stock. Edmond de Rothschild, as the management company of BioDiscovery 3, Mr. Passy as president of Edmond de Rothschild and Mr. Wisniewski as partner of Edmond de Rothschild may be deemed to beneficially own such shares of Common Stock. Edmond de Rothschild, Mr. Passy and Mr. Wisniewski disclaim beneficial ownership of these securities, except to the extent of their respective pecuniary interest therein, and this report is not an admission that either Edmond de Rothschild or Mr. Passy or Mr. Wisniewski is the beneficial owner of such securities.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Row 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on the 20,381,521 shares of Common Stock reported to be outstanding immediately after the IPO on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the Securities Exchange Commission on August 22, 2013.

(b) See Rows 7, 8, 9, and 10 on the cover sheet for each Reporting Person.

(c) Except as reported in Item 3 above, during the past 60 days none of the Reporting Persons has effected any transactions in the Common Stock of the Issuer.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares of the Issuer’s Common Stock beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons entered into lock-up agreements with the underwriters of the IPO pursuant to which the Reporting Persons have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic consequence of ownership of, directly or indirectly, or make any demand or request or exercise any right with respect to the registration of, or file with the SEC a registration statement under the Securities Act relating to, any common stock or securities convertible into or exchangeable or exercisable for any common stock without the prior written consent of both of the representatives of the underwriters, for a period of 180 days after August 21, 2013.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Lock-Up Agreement.

13D

CUSIP No. 75874Q107	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BioDiscovery 3, FCPR

By:	/s/ Pierre-Michel Passy
Name:	Pierre-Michel Passy

Title:	President

Date:	August 30, 2013

Edmond de Rothschild Investment Partners

By:	/s/ Pierre-Michel Passy
Name:	Pierre-Michel Passy

Title:	President

Date:	August 30, 2013

Pierre-Michel Passy

By:	/s/ Pierre-Michel Passy

Date:	August 30, 2013

Raphaël Wisniewski

By:	/s/ Raphaël Wisniewski

Date:	August 30, 2013